UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Achaogen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004449104

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004449104

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,230,052*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,230,052*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,230,052*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 8,027,627 Shares held by Mr. Duggan (as defined herein), (ii) 72,170 Shares held by Genius Inc. (as defined herein), (iii) 30,000 Shares held by Blaze-On (as defined herein) and (iv) 100,255 Shares held by RWD Foundation (as defined herein).

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CUSIP No. 004449104

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		72,170
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

72,170
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 004449104

1	NAME OF REPORTING PERSON

BLAZE-ON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		30,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

30,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 004449104

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,255
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,255
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 004449104

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by Robert W. Duggan (“Mr. Duggan”), Genius Inc., a Delaware corporation (“Genius Inc.”), Blaze-On Corporation, a California corporation (“Blaze-On”), and Robert W. Duggan Foundation, a Nevada organization (“RWD Foundation”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Duggan is the sole shareholder and director of Genius Inc. By virtue of this relationship, Mr. Duggan may be deemed to beneficially own Shares owned by Genius Inc. Mr. Duggan is the sole officer and sole director of Blaze-On. By virtue of this relationship, Mr. Duggan may be deemed to beneficially own Shares owned by Blaze-On. Mr. Duggan is the President of RWD Foundation. By virtue of this relationship, Mr. Duggan may be deemed to beneficially own Shares owned by RWD Foundation. Accordingly, the Reporting Persons are filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 611 S. Fort Harrison Ave., Suite 306, Clearwater, Florida 33756.

Ryan Flake (“Mr. Flake”) is the sole officer of Genius Inc., the principal business address of Mr. Flake is 616 Druid Road East, Clearwater, Florida 33756.

(c)       The principal occupation of Mr. Duggan is serving as a private investor. The principal business of Genius Inc. is education and training. The principal business of Blaze-On is investment holdings. The principal business of RWD Foundation is charitable giving.

The principal occupation of Mr. Flake is Chief Financial Officer.

(d)       The Reporting Persons and Mr. Flake have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Persons and Mr. Flake have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Duggan is a citizen of the United States of America.

Mr. Flake is a citizen of the United States of America.

6

CUSIP No. 004449104

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 8,027,627 Shares owned directly by Mr. Duggan is approximately $115,247,214, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 72,170 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $1,630,879, including brokerage commissions. Such Shares were acquired with working capital. The aggregate purchase cost of the 30,000 Shares owned by Blaze-On, which Mr. Duggan is the sole officer and sole director of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $346,337, including brokerage commissions. Such Shares were acquired with working capital. The aggregate purchase cost of the 100,255 Shares owned by RWD Foundation, which Mr. Duggan is the President of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $1,146,317, including brokerage commissions. Such Shares were acquired with working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each of the Reporting Persons is based on 44,796,291 Shares outstanding, as of May 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2018.

A.       Mr. Duggan

(a)	As of the close of business on May 7, 2018, Mr. Duggan directly owned 8,027,627 Shares. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 72,170 Shares owned by Genius Inc. As the sole officer and sole director of Blaze-On, Mr. Duggan may be deemed the beneficial owner of the 30,000 Shares owned by Blaze-On. As the President of RWD Foundation, Mr. Duggan may be deemed the beneficial owner of the 100,255 Shares owned by RWD Foundation.

Percentage: Approximately 18.4%

(b)	1. Sole power to vote or direct vote: 8,230,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,230,052
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.       Genius Inc.

(a)	As of the close of business on May 7, 2018, Genius Inc. beneficially owned 72,170 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,170
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,170
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 004449104

(c)	Genius Inc. has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

C.       Blaze-On

(a)	As of the close of business on May 7, 2018, Blaze-On beneficially owned 30,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Blaze-On during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.       RWD Foundation

(a)	As of the close of business on May 7, 2018, RWD Foundation beneficially owned 100,255 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,255
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,255
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RWD Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 7, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

8

CUSIP No. 004449104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated May 7, 2018.

9

CUSIP No. 004449104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2018

GENIUS INC.

By:	/s/ Ryan Flake
	Name:	Ryan Flake
	Title:	Chief Financial Officer

BLAZE-ON CORPORATION

By:	/s/ Robert W. Duggan
	Name:	Robert W. Duggan
	Title:	Chief Executive Officer

Robert W. Duggan Foundation

By:	/s/ Robert W. Duggan
	Name:	Robert W. Duggan
	Title:	President

/s/ Robert W. Duggan
Robert W. Duggan

10

CUSIP No. 004449104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	77,247	13.0225	04/25/2018
Common Stock	50,000	12.9551	04/26/2018
Common Stock	102,849	12.9623	04/27/2018
Common Stock	846,625	11.3149	05/03/2018

Blaze-On Corporation

Common Stock	30,000	11.5446	05/03/2018

ROBERT W. DUGGAN Foundation

Common Stock	100,255	11.4340	05/03/2018